EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

                                                                                                            March 8, 2010

Michelle Roberts

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-2001

RE:       Evergreen Variable Annuity Trust (the “Registrant”)

Evergreen VA Core Bond Fund (the “Fund”)

File Nos. 33-83100 and 811-08716

Dear Ms. Roberts:

In response to your comments received via telephone today to the Registrant’s proxy statement filing made on February 26, 2010, pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended (“Schedule 14A”) (accession no. 0000907244-10-000271), please note the following responses:

Comment 1:    You requested that we include the information required by Rule 14a-6(d) on the facing page of our filing.

Response:      The requested information has been included.

Comment 2:    You requested that we comply with the requirements of Item 23 of Schedule 14A if we plan on relying on the householding delivery provisions of Schedule 14A.

Response:      We note that we do not plan on householding.

Comment 3:    You requested that we add the disclosure required by of Item 22(a)(3)(iii) of Schedule 14A.

Response:      We have added the following disclosure in response to this Item:

                        A copy of the Fund’s most recent annual report is available upon request without charge by writing to Evergreen Investments, 200 Berkeley Street, Boston, Massachusetts 02116, by calling (800) 343-2898 or by visiting the Fund’s Web site at www.evergreeninvestments.com.

Comment 4:    You requested that we state the basis of control of Wells Capital Management Incorporated (“Wells Capital”) by its parent company, Wells Fargo & Company (“Wells Fargo”).

Response:      We have added the following disclosure in response to your comment:

                        Wells Capital, an indirect wholly-owned subsidiary of Wells Fargo, is located at 525 Market Street, San Francisco, California. Wells Fargo is located at 420 Montgomery Street, San Francisco, California 94163.

Comment 5:    In the section entitled “Interim Sub-Advisory Agreement”, you requested that we clarify that there is a difference in the compensation structure between the interim sub-advisory agreement (the “Interim Sub-Advisory Agreement”) between the Registrant, Evergreen Investment Management Company, LLC (“EIMC”) and Wells Capital with respect to the Fund and the proposed new sub-advisory agreement (the “New Sub-Advisory Agreement”) between the Registrant, EIMC and Wells Capital with respect to the Fund.

Response:      We have modified the relevant language as follows in response to your comment:

                        The Interim Sub-Advisory Agreement is identical to the New Sub-Advisory Agreement, except for its date, the provisions regarding the term of the contract, and the sub-advisory fee schedule, as discussed below in the section entitled “Comparison of Prior and New Sub-Advisory Agreements”.

Comment 6:    In the section entitled “Comparison of Prior and New Sub-Advisory Agreements”, you requested that we add disclosure specifically stating that if shareholders approve the New Sub-Advisory Agreement, there will be no change in the total amount paid by shareholders for advisory services since the sub-advisory fee to Wells Capital is to be paid by EIMC and not the Fund.

Response:      We have added the following disclosure in response to your comment:

                        If shareholders approve the New Sub-Advisory Agreement, there will be no change in the total amount paid by shareholders for advisory services since the sub-advisory fee paid to Wells Capital is to be paid by EIMC and not the Fund.

Comment 7:    In the section entitled “Trustees’ Considerations”, you requested that we include, if applicable, a description of the Trustees’ considerations of any ancillary benefits to be received by the investment advisor as a result of the proposed New Sub-Advisory Agreement.

Response:      A description of ancillary benefits considered is included in Exhibit C, which is referenced in the section entitled “Trustees’ Considerations”.

Comment 8:    You requested that we confirm that all of the requirements of Item 22(c)(11)(i) have been addressed.

Response:      We confirm that the requirements of Item 22(c)(11)(i) have been addressed, in the “Trustees’ Considerations” section and in Exhibit C, which is referenced in that section.

Comment 9:    In the section entitled “Principal Executive Officers and Directors of Wells Capital”, you requested that we clarify that the address given for each such officer and director is that of Wells Capital.

Response:      This request has been addressed by the language we have added in response to Comment 4 above.

Comment 10:  You asked that we confirm Evergreen Funding Company, LLC as a principal holder of Class 1 shares of the Fund, as listed in Exhibit A to the Fund’s proxy statement.

Response:      We have confirmed that Evergreen Funding Company, LLC holds 100% of the Class 1 shares of the Fund.

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a definitive proxy statement on or around March 9, 2010 to incorporate the responses to your comments described above. Please feel free to call me at (617) 210-3662 if you have any questions or would like any additional information.

                                                                                    Sincerely,

                                                                                    /s/ Brian J. Montana

                                                                                    Brian J. Montana, Esq.